DIAGEO HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

15 April 2013

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549,

United States of America

Attn:                    Cecilia Blye, Chief of Office of Global Security Risk
John Reynolds, Assistant Director, Division of Corporation Finance

Re:                             Diageo plc
Form 20-F for the Fiscal Year Ended June 30, 2012
Filed September 5, 2012
File No. 1-10691

Dear Ms. Blye:

Thank you for your letter dated 5 March 2013 setting forth requests for supplemental information relating to the Form 20-F for the fiscal year ended 30 June 2012 of Diageo plc (“Diageo” or the “company”), filed with the Commission on 5 September 2012.

Diageo’s responses to your comments are set forth below, and detail the only contracts and sales within the scope of your queries, as requested in Comment 1 or with respect to the audited financial periods covered by the Form 20-F with respect to Comment 2.  To facilitate your review, we have included in this letter the captions and numbered comments from your comment letter in italicised text and have provided Diageo’s responses immediately following each numbered comment.

The company acknowledges that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the reports reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DIAGEO HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

General

1.                                      Please tell us about your contacts with Sudan and Cuba since your letter to us dated January 29, 2010. We note disclosure on page 15 regarding your market in South Sudan, but also note that a 2012 news article implies that East African Breweries Ltd. may market its products in Sudan as well as South Sudan. We also note news articles reporting that in 2011 you acquired Turkey’s Mey Icki, and that Syria is one of Mey Icki’s markets. Sudan, Cuba and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your 20-F does not include disclosure regarding those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Cuba since your prior letter, and with Syria, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products or services you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Response:

Sudan

To the best of our knowledge after inquiry, neither East African Breweries Limited (“EABL”) nor its subsidiaries, including Kenya Breweries Limited, currently sell products or conduct business in Sudan.  Diageo maintains limited business arrangements with certain third parties in the Republic of South Sudan.  However, we respectfully note that Executive Order 13412 distinguished certain activities in specific areas of Sudan, including Southern Sudan, permitting certain transactions with the regional Government of Southern Sudan, and substantially lifting the previously imposed U.S. trade embargo against Southern Sudan.  Southern Sudan was recognized as the independent state of the Republic of South Sudan by the United States Government on July 9, 2011.  As such, the Republic of South Sudan is no longer subject to the Sudanese Sanctions Regulations, as reflected by certain technical changes made by OFAC to the Sudanese Sanctions Regulations on December 8, 2011.

To the best of our knowledge, Diageo has no other current or anticipated contracts or sales relating to Sudan.

Cuba

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

To the best of our knowledge, Diageo has no other current or anticipated contracts or sales relating to Cuba.

Syria

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

DIAGEO HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

In addition, until late 2012, Diageo maintained an arrangement with Atlantic Trading Est. (“Atlantic Trading”), a legal entity organized in Lebanon.  Under this arrangement, Diageo sold a range of spirit products to Atlantic Trading in Lebanon, some of which Diageo believes may have been exported from Lebanon by Atlantic Trading for sale in Syria.  We respectfully note that Executive Order 13338 implementing sanctions against Syria only restricts exportation or reexportation to Syria of any product of the United States.  Diageo does not believe that any of the products sold by Diageo to Atlantic Trading were produced in the United States or otherwise a product of the United States within the meaning of Executive Order 13338.  Because any Diageo products that may have reached Syria through Atlantic Trading were purchased in Lebanon, it is not possible to quantify the values generated from this indirect contact with Syria; however, net sales value related to Atlantic Trading was approximately £3,604,563 (approximately $5,527,958), £2,546,295 (approximately $3,904,998) and £2,670,673 (approximately $4,095,744), for the fiscal years ended 30 June 2012, 2011 and 2010, respectively, in each case less than 0.04% of Diageo’s total net sales.  We believe such sales to be immaterial in all respects to Diageo.  The relationship with Atlantic Trading was terminated in September 2012.

To the best of our knowledge, Diageo has no other current or anticipated contracts or sales relating to Syria.

2.                                      Please discuss the materiality of your contacts with Sudan, Cuba and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, Cuba and Syria.

Response:

Cuba

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

On the basis of the foregoing, we do not believe that Diageo’s activities in Cuba pose any material risks to Diageo or to our security holders.  We believe that Diageo’s activities in Cuba should not affect our reputation or our share price or otherwise be material to a security holder in assessing, as part of an overall mix of information, an investment in Diageo.

In light of the foregoing, we do not believe that under the circumstances any additional information regarding Diageo’s activities in Cuba would be significant to our security holders.

DIAGEO HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

Sudan

Neither Diageo nor any of its subsidiaries presently operates in Sudan.  Diageo’s past activities in and related to Sudan do not involve the sectors set out in the Sudan Accountability and Divestment Act of 2007: petroleum and petrochemical industries, power production activities, mineral extraction activities, oil-related activities, or the production of military equipment.  In the past, Diageo’s indirect business activities in Sudan were targeted only to the “exempt area” of Southern Sudan, identified in Executive Order 13412.  Following the independence of the Republic of South Sudan, Diageo’s indirect business activities are not targeted at Sudan, and Diageo does not knowingly do business, directly or indirectly, with the Government of Sudan or any areas of Sudan targeted by U.S. sanctions.  Accordingly, we believe that our indirect operations in the Republic of South Sudan are consistent with U.S. policy and that U.S. investors should not be uncomfortable remaining invested in Diageo’s shares.

On the basis of the foregoing, we do not believe that Diageo’s activities in the Republic of South Sudan and related to Sudan pose any material risks to Diageo or to our security holders.  We believe that Diageo’s activities in the Republic of South Sudan and related to Sudan should not affect our reputation or our share price or otherwise be material to a security holder in assessing, as part of an overall mix of information, an investment in Diageo.

In light of the foregoing, we do not believe that under the circumstances any additional information regarding Diageo’s activities in Sudan would be significant to our security holders.

Syria

Neither Diageo nor any of its subsidiaries presently operates in Syria.   [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

As set forth in our response to Comment 1 above, net sales value related to Atlantic Trading was approximately £3,604,563 (approximately $5,527,958), £2,546,295 (approximately $3,904,998) and £2,670,673 (approximately $4,095,744), for the fiscal years ended 30 June 2012, 2011 and 2010, respectively, in each case less than 0.04% of Diageo’s total net sales.  We believe such sales to be immaterial in all respects to Diageo.  We estimate we had related receivables of approximately £3,835,000 (approximately $5,881,356), £2,881,000 (approximately $4,418,302) and £2,969,000 (approximately $4,553,258) as of 30 June 2012, 2011 and 2010, respectively, and liabilities of approximately £271,000 (approximately $415,606), £421,000 (approximately $645,646) and £430,000 (approximately $659,448) as of 30 June 2012, 2011 and 2010, respectively.  Because any Diageo products that may have reached Syria through Atlantic Trading were purchased in Lebanon, it is not possible to quantify the net sales values generated as a result of this indirect contact with Syria

We respectfully note that Executive Order 13338 implementing sanctions against Syria only restricts exportation or reexportation to Syria of any product of the United States.  Diageo does not believe that any of the products sold by Diageo as part of the above arrangements were produced in the United States or otherwise a product of the United States within the meaning of Executive Order 13338.  Accordingly, we believe that our operations related to Syria are

DIAGEO HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

consistent with U.S. policy and that U.S. investors should not be uncomfortable remaining invested in Diageo’s shares.

On the basis of the foregoing, we do not believe that Diageo’s activities related to Syria pose any material risks to Diageo or to our security holders.  We believe that Diageo’s activities related to Syria should not affect our reputation or our share price or otherwise be material to a security holder in assessing, as part of an overall mix of information, an investment in Diageo.

In light of the foregoing, we do not believe that under the circumstances any additional information regarding Diageo’s activities related to Syria would be significant to our security holders.

*           *           *

DIAGEO HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

Please direct any questions or comments regarding the enclosed material to Richard Morrissey or Evan Simpson of Sullivan & Cromwell LLP, the company’s U.S. securities legal counsel, at (212) 558-4000 (phone) or (212) 558-3588 (fax), who will arrange with the company an appropriate response.

Very truly yours,

/s/ Deirdre Mahlan
Deirdre Mahlan

cc:                                Paul Tunnacliffe
(Diageo plc)

Timothy Y. Chow
(Diageo plc)

Richard C. Morrissey
(Sullivan & Cromwell LLP)